Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com

April 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn:	Liz Packebusch

Re:	Calumet, Inc.

Registration Statement on Form S-4

Filed March 5, 2024

File No. 333-277682

Ladies and Gentlemen:

Calumet, Inc., a Delaware corporation (the “Company,” “we” or “our”), is in receipt of the letter dated March 28, 2024 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 5, 2024. Set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Commission set forth in the Comment Letter.

Concurrently with this response letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. Amendment No. 1 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosures contained in the Registration Statement. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in Amendment No. 1.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings of Amendment No. 1.

U.S. Securities and Exchange Commission

April 19, 2024

Registration Statement on Form S-4 filed March 5, 2024

Summary Unaudited Pro Forma Condensed Consolidated Financial Information, page 22

1.

We note your introductory paragraph discloses the summary unaudited condensed consolidated pro forma financial information for New Calumet gives effect to the Conversion and references readers to the disclosures at the section labelled “The Consideration for the Mergers.” Please expand your narrative disclosure to provide a description of the entities involved and an explanation of what the pro forma information illustrates, pursuant to Article 11-02(a)(2) of Regulation S-X. In this regard, we refer you to the disclosures on page 207 under the heading Overview of New Calumet that describes New Calumet’s recent incorporation, the lack of conducting any business operations since incorporation, and how after completion of the Conversion, the historical financial statements and results of operations are those of your predecessor, the Partnership.

RESPONSE: The Company acknowledges the Staff’s comment and has expanded the narrative disclosure on page 22 of Amendment No. 1.

2.

It appears that you have not provided all the disclosures concerning the General Partner called for under Item 17 of Form S-4. Please provide us with an analysis as to why you believe this information is not required. Also tell us how you satisfied the requirement to provide the condensed historical financial statements for the General Partner in the pro forma financial information. We refer you to Article 11-02(a)(4) of Regulation S-X.

RESPONSE: The Company respectfully submits that the financial information of Calumet GP, LLC (the “General Partner”) (including pro forma and comparative per share information) is not required under Item 17 of Form S-4 because (1) the General Partner is a non-reporting company, (2) the Company’s stockholders are not voting on this transaction, and (3) the General Partner is significant to the Partnership at or below the 20% level under Section 2025.3 of the Financial Reporting Manual. In addition, the Company has omitted other related financial information under Item 17 of Form S-4 by relying on the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, Third Supplement July 2001, Section H. Financial Statements, Question 2, which provides that if the target is a non-reporting company, the registrant’s security holders are not voting on the transaction, and the target’s significance to the acquiror is below the 20% threshold, the Staff will not object to the omission of pro forma and comparative per share information as well as financial and related information of the target stipulated under Regulation S-K Items 302, 303, 304(b) and 305. Additionally, the General Partner’s only material assets consist of its 2% general partner interest in the Partnership and the incentive distribution rights in the Partnership. As a result, the Company does not believe that additional financial or other information regarding the General Partner is material to the Partnership’s unitholders or their voting decision.

U.S. Securities and Exchange Commission

April 19, 2024

Opinion of Evercore—Financial Advisor to the Conflicts Committee, page 64

3.

We note your disclosure that, in connection with rendering its opinion and performing its related financial analysis, Evercore, among other things, reviewed certain internal projected financial data relating to the Partnership prepared and furnished to Evercore by management of the Partnership, as approved for Evercore’s use by the Partnership (the “Calumet Financial Projections”). Please disclose the Calumet Financial Projections. Refer to Item 1015(b)(6) of Regulation M-A and Item 4(b) of Form S-4.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 80 through 83 of Amendment No. 1 to provide the material projected financial information relating to the Partnership that was prepared and furnished to Evercore.

General

4.

Please revise to provide risk factor disclosure regarding your proposed forum selection provision. For example, risks may include, but are not limited to, increased costs to bring a claim, and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. The risk factor should also address whether there is any question as to whether a court would enforce the provision.

RESPONSE: In response to the Staff’s comment, the Company has provided risk factor disclosure on page 47 of Amendment No. 1 regarding the Company’s proposed forum selection provision.

Please do not hesitate to contact the undersigned by telephone at (346) 718-6602 or by email at HHolmes@gibsondunn.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Hillary H. Holmes

Hillary H. Holmes

GIBSON, DUNN & CRUTCHER LLP

cc:	Todd Borgmann, Chief Executive Officer of Calumet, Inc.

David Lunin, Executive Vice President—Chief Financial Officer of Calumet, Inc.

Gregory Morical, Senior Vice President, General Counsel & Secretary of Calumet, Inc.

Gerald Spedale, Gibson, Dunn & Crutcher LLP